UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

 Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q3 2016 Investor Presentation

Item 1

Asher Grinbaum | Acting CEO November 23 , 2016 Q3 2016 Results

 Important Legal Notes Disclaimer and Safe Harbor for Forward - Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd . (“ICL” or “Company”) securities or in any securities of its affiliates or subsidiaries . This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the Company is making forward - looking statements . Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters . Because such statements deal with future events and are based on ICL’s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2015 , and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U . S . Securities and Exchange Commission (SEC) . Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward - looking statements . Although the Company believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved . Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward - looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise . Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information . Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure that such data is accurate or complete . Included in this presentation are certain non - GAAP financial measures, such as Adjusted Operating income and Adjusted Net income, designed to complement the financial information presented in accordance with U . S . GAAP because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with GAAP . Please refer to our quarterly Report on Form 6 - F for the quarter ended September 30 , 2016 filed with TASE and the SEC for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with GAAP .

 Q 3 2016 Results Summary $ millions Q 3 16 Q 2 16 % change Q 3 15 % change Sales 1 , 383 1 , 377 0.4% 1 , 379 0.3 % Adjusted operating income 164 163 0.6% 242 (32.2)% Net income (340) 120 NA 121 NA Adjusted net income 120 132 (9.1)% 155 (22.6)% Operating cash flow 249 238 4.6% 124 100.8 % External potash sales (thousand tonnes ) 1 , 293 1 , 010 28% 1 , 091 18.5 % Average potash selling price - FOB 199 221 (10)% 283 (29.7)% ▪ Quarterly results demonstrate ICL’s unique advantages: diversification into Specialty Solutions and competitive position of core assets ▪ Disciplined working capital, cost reductions and CAPEX management resulted in positive cash flow ▪ Efficiency measures and strict capital management will further improve financial position See Q 3 2016 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income .

Business performance & Major Developments

Essential Minerals

$ million	Q3 2016	Q3 2015
Sales*	621	620
Adj. O/I**	82	191

- **Potash sales volumes** increase supported by market stabilization following contracts signing in China and India
- **ICL'S Potash competitiveness** continue to improve with year-on-year and sequential decline in cost per tonne
- Competitive price pressure in the **commodity phosphate** market continues

Specialty Solutions

$ million	Q3 2016	Q3 2015
Sales*	831	803
Adj. O/I**	178	138

- High operating margins in **ICL Industrial Products** supported by **new products** and **cost efficiencies**
- Improved performance trend in **ICL Advanced Additives** continued, supported by a **seasonal driven mix** and **cost efficiencies**
- **ICL Food Specialties** benefitted from **solution offerings** in dairy proteins and **growth in new products**, mitigating continued competitiveness in the phosphate base business
- **Growth in Specialty Agriculture** partially mitigated the commodity driven price pressure in the market, impacting **ICL Specialty Fertilizers**

* Including inter-business units sales
** Excluding G&A and unallocated expenses

Where needs take us
4

 Increasing Contribution of Specialty Solutions Q3 2016 Q 3 2015 See Q 3 2016 reports for a reconciliation of Adjusted operating income to operating income. Excluding G&A and unallocated expenses Adjusted operating income $ 191 M 58% $ 138 M 42 % Essential Minerals Specialty Solutions $ 82 M 32% $178M 68 % Essential Minerals Specialty Solutions

Financial Results Kobi Altman CFO

 Resilience Despite Weak Commodity Markets Q 3 2016 Sales Q 3 2016 Adjusted o perating income Numbers may not add up due to rounding and set offs $ millions Q 3 16 Q 2 16 % change Q 3 15 % change Sales 1 , 383 1 , 377 0.4% 1 , 379 0.3 % Adjusted operating income 164 163 0.6% 242 (32.2)% Net income (340) 120 NA 121 NA Adjusted net income 120 132 (9.1)% 155 (22.6)% Cash flow from operations 249 238 4.6% 124 100.8 % Capital Expenditures 153 154 (0.6)% 164 (6.7)% Free cash flow 96 85 12.9% (36) NA See Q 3 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. 1 , 379 1 , 383 210 200 6 242 164 90 30 25 4 27 200

0 50 100 150 200 250 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Essential Minerals Specialty Solutions 0 100 200 300 400 500 600 700 800 900 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Essential Minerals Specialty Solutions  Divisional Evolution of Sales and Adjusted Operating Income Sales Operating Income See Q 3 2016 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Excluding G&A and unallocated expenses US$M US$M

 Essential Minerals Bridge Analysis Sales ($M) Adjusted Operating income ($M) See Q 3 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 620 621 180 8 7 180 191 82 80 17 6 32 180

 Specialty Solutions Bridge Analysis Sales ($M) Adjusted Operating income ($M) See Q 3 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 803 831 60 4 6 30 803 831 15 10 7 4 8 138 178 30 25 10 25

Improved Competitiveness

Potash average realized full cost per tonne sold



~25% reduction over the period
FY2013
FY2014
FY2015
Q1 2016
Q2 2016
Q3 2016

Green phosphoric Acid Cost $/tonne FOB



~ 20% reduction over the period
FY2013
FY2014
FY2015
Q1-Q3 2016

$400M annual efficiency gain contribution by 2016 year-end*



HR
Procurement
Operational Excellence

* Run-rate, compared to 2013

Where needs take us
11

□ Local rating maintained high level at AA with stable outlook □ International rating downgraded one notch to (BBB - ) but remained investment - grade with stable outlook  Maintain Robust Financial Position Despite Commodity Market Weakness 3 , 431 3 , 440 3 , 423 3,400 3,410 3,420 3,430 3,440 3,450 0 50 100 150 200 250 Q1 2016 Q2 2016 Q3 2016 Cash flow from operations Free cash flow CapEx Net debt □ Strong Israeli rating is a major advantage, providing access to financing in Israel at attractive costs Net debt US$M US$M A security rating is not a recommendation to buy, sell or hold securities. It may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating

Thank You

Appendix

 Essential Minerals’ Business Unit Sales Potash & Magnesium ($M) Phosphates ($M) Numbers may not add due to rounding and set offs See Q 3 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. 239 282 100 2 55 401 351 80 5 125

 Potash Business Stand - Alone Bridge Analysis Sales ($M) Adjusted Operating income ($M) See Q 3 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 386 336 75 120 5 150 81 40 6 5 120

 Specialty Solutions’ Business Unit Sales ($M) Numbers may not add due to rounding and set offs See Q 2 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Industrial Products Advanced Additives Specialty Fertilizers Food Specialties Q3 2015 Quantity Prices Q3 2016 225 235 20 10 Q3 2015 Quantity Exchange Rates Prices Q3 2016 290 297 15 3 5 Q3 2015 Quantity Exchange Rates Prices Q3 2016 155 147 10 3 15 Q3 2015 Volumes Q3 2016 157 172 15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: November 23, 2016